Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email: mail@drreddys.com

www.drreddys.com

September 1, 2017

Surveillance Department BSE Limited Dalal Street, Fort Mumbai – 400 001		National Stock Exchange of India Ltd. “Exchange Plaza” Bandra-Kurla Complex, Bandra (East), Mumbai – 400 051
Fax Nos.:	22-22723121 / 22723719 / 22722037 / 22722039	Fax Nos.:	022-26598120/ 26598237/ 26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Ref.: Your email dated September 1, 2017

Sub: Clarification on news item appearing in Business Line dated September 1, 2017 captioned ‘Dr. Reddy’s settles patent row with Vivus.’

This is with reference to your email dated September 1, 2017, seeking clarification on the above subject.

The Company confirms the reaching of a settlement with Vivus, as stated in their press release. The Company believes that litigation and settlement related to patent is usual and is in the normal course of pharmaceutical business operations. Further, the overall impact on the Company’s financials of settlement of patent disputes with Vivus is not likely to be material.

We regularly inform all concerned about material events. Today, the Company informed the stock exchanges regarding the favorable judgment issued last night by the United States District Court, for the District of Delaware, on the proposed generic version of Suboxone sublingual film, which may seem to be material, under relevant circumstances.

This is for your information.

With regards,

/s/ Sandeep Poddar

Sandeep Poddar Company Secretary

CC:- New York Stock Exchange Inc. (Stock Code: RDY)